Woori Finance Holdings’ Preliminary Financial Performance Figures
for the Year Ended December 31, 2012

The preliminary financial performance figures for Woori Finance Holdings Co., Ltd. (“Woori Finance Holdings”) for the year ended December 31, 2012, on a consolidated basis, are as follows.

(Units: millions of KRW, %)

				% Change Increase		% Change Increase
Item		4Q 2012	3Q 2012	(Decrease)	4Q 2011	(Decrease)
Revenue*, **	Specified Quarter	7,209,174	7,217,417	(0.11)	8,180,571	(11.87)
	Cumulative Basis	28,756,685	21,547,511	-	35,822,096	(19.72)

Operating Income**	Specified Quarter	178,579	751,143	(76.23)	432,744	(58.73)
	Cumulative Basis	2,281,468	2,102,889	-	3,085,708	(26.06)

Income before Income Tax Expense	Specified Quarter	236,048	738,199	(68.02)	454,961	(48.12)
	Cumulative Basis	2,344,162	2,108,114	-	3,177,373	(26.22)

Net Income***	Specified Quarter	182,135	503,908	(63.86)	356,369	(48.89)
	Cumulative Basis	1,623,677	1,441,542	-	2,136,828	(24.01)

*	Represents the sum of interest income, fee and commission income, dividend income, gain on financial assets/liabilities at fair value through profit and loss, and other operating income.

**	Reflects applicable amendments to the Korean equivalent of International Financial Reporting Standards (“K-IFRS”) with respect to the recognition of such item for the periods indicated above.

***	Represents profit attributable to equity holders of the parent entity.

The above figures are prepared in accordance with the K-IFRS.

The figures above are subject to adjustment as they are preliminary and have not been reviewed by our independent auditors.

Woori Bank’s Preliminary Financial Performance Figures
for the Year Ended December 31, 2012

The preliminary financial performance figures for Woori Bank, a wholly-owned subsidiary of Woori Finance Holdings, for the year ended December 31, 2012, on a consolidated basis, are as follows.

(Units: millions of KRW, %)

				% Change Increase		% Change Increase
Item		4Q 2012	3Q 2012	(Decrease)	4Q 2011	(Decrease)
Revenue*, **	Specified Quarter	5,437,860	5,232,610	3.92	6,880,658	(20.97)
	Cumulative Basis	21,585,472	16,147,612	-	28,273,439	(23.65)

Operating Income**	Specified Quarter	162,834	607,257	(73.19)	307,348	(47.02)
	Cumulative Basis	1,751,857	1,589,023	-	2,593,189	(32.44)

Income before Income Tax Expense	Specified Quarter	218,885	593,333	(63.11)	364,896	(40.01)
	Cumulative Basis	1,828,184	1,609,299	-	2,659,171	(31.25)

Net Income***	Specified Quarter	218,190	457,007	(52.26)	337,685	(35.39)
	Cumulative Basis	1,488,001	1,269,811	-	2,068,544	(28.07)

*	Represents the sum of interest income, fee and commission income, dividend income, gain on financial assets/liabilities at fair value through profit and loss, and other operating income.

**	Reflects applicable amendments to the K-IFRS with respect to the recognition of such item for the periods indicated above.

***	Represents profit attributable to equity holders of the parent entity.

The above figures are prepared in accordance with the K-IFRS.

The figures above are subject to adjustment as they are preliminary and have not been reviewed by our independent auditors.